W. Crews Lott
Tel: +1 214 978 3042
crews.lott@bakernet.com

March 16, 2009

Via Edgar - Correspondence Only

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-7010

Attention: Mr. Ajay Koduri

Re:          Helen of Troy Limited
Form 10-K for the fiscal year ended February 29, 2008
Filed May 13, 2008
File No. 001-14669

Dear Mr. Koduri:

This firm represents Helen of Troy Limited (the “Company”).  On behalf of the Company, we submit this letter setting forth the Company’s responses to the comments of the Staff of the Securities and Exchange Commission dated February 26, 2009.  For ease of reference, each comment has been repeated below in italics, with our responses set forth below each comment.  The numbering below corresponds to that used in the Staff’s comment letter.

Form 10-K for the fiscal year ended February 29, 2008

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Carrying Value of Long-Lived Assets, page 52

1.                                       We note that reported revenue and operating income decreased for the nine months ended November 30, 2008 in both of your reportable segments as compared to the same period last year.  We also note your discussion of the factors that contributed to these declines, including the impact of deteriorating economic conditions world-wide, the loss of a significant customer, and changes in consumer behavior.  In this regard, if currently or in the future, the fair value of your reporting units do not exceed their carrying value by a significant amount, we believe that your critical accounting policy in MD&A should provide qualitative and quantitative disclosures that convey to investors the risks related to the recoverability of goodwill, as well as the risks that you may be required to record impairment charges in the future.  You should address similar risks regarding the recoverability of trademarks.  For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s

Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation on our website at http:www.sec.gov/rules/interp/33-8350.htm.  Please advise.

Response:

The Company will expand its critical accounting policy disclosure to include qualitative and quantitative disclosures concerning the risks related to the recoverability of goodwill and trademarks, including the risks related to the recording of impairment charges in the future.  Specifically, the Company will inform investors that it assesses the fair value of its reporting units’ goodwill and intangible assets based on discounted cash flow models and how the Company evaluates the reasonableness of its discounted cash flow results through comparison to market values, market capitalizations of comparable companies, and other means. The Company will also describe the critical assumptions underlying its discounted cash flow calculations and how changes in these assumptions could materially impact fair value estimates.  In this regard, the Company will inform investors and describe in more detail how the value of its intangible assets is exposed to future adverse changes, including declines in operating results, negative industry and economic trends and other factors. Further, the Company will disclose the impact of its total market capitalization being below consolidated stockholders’ equity for a sustained period and how this, and the other factors mentioned above, may be an indicator of potential impairment of goodwill and other intangible assets.  The Company will explain that as a result of changes in these factors, the Company may be required to perform additional impairment tests and these tests could result in additional impairment charges in the future.  From a quantitative perspective, the Company will modify its disclosures in Management’s Discussion and Analysis to more clearly reflect the carrying value of the intangible assets as a percentage of our total assets  as of the end of the current reporting period and provide an indication of the sensitivity of our fair value estimates to changes in certain assumptions.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K Director Compensation, page 8

2.                                       Item 402(k)(2)(iv) of Regulation S-K requires you to disclose the dollar amount of stock options that are awarded to your directors and that are recognized for financial statement reporting purposes for fiscal year 2008 under FAS 123(R).  On page 9, you disclose that certain directors have outstanding option awards.  However, you do not disclose the dollar amounts of such awards in the Director Compensation Table on page 8.

Please disclose such dollar amounts.

Response:

The Company did not make a disclosure under Item 402(k)(2)(iv) of Regulation S-K because the Company did not recognize any compensation expense under FAS 123(R) with respect to the director options in fiscal 2008.  The outstanding option awards disclosed on page 9 of the Company’s Proxy Statement were granted during or before its 2006 fiscal year and vested over a one year period.  Therefore, the options were fully vested prior to the Company’s 2008 fiscal year and no compensation expense was recognized in the Company’s 2008 fiscal year.  In future filings, the Company will add disclosures to clarify that these directors’ options have vested and no compensation expense under FAS 123(R) will be recognized.

Compensation Discussion and Analysis, page 12

3.                                       Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element.  In the third full paragraph on page 15, you disclose that Mr. Rubin is entitled to receive an annual cash incentive bonus based upon “earnings” of the company.  You describe “earnings,” but an investor may not readily calculate such earnings by referring to your financial statements based on your description.

Please either disclose the exact amount that constitutes “earnings” and how exactly such earnings are calculated or make a reference to the amount and calculations in your financial statements.

Response:

Pursuant to the Staff’s request, in the Company’s future filings, it will disclose the amount that constitutes “earnings” and how such earnings are calculated.

4.                                       Similarly, in the fourth and fifth paragraphs on page 18, you disclose that Messrs. Benson and Carson are entitled to annual incentive bonuses and, on page 21, you disclose bonuses for them.  However, you do not explain how you arrived at Messrs. Benson’s and Carson’s bonus and why they earned their bonus.  See “Staff Observations in the Review of Executive Compensation Disclosure,” which can be found at http:www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

Please describe how you determined the amounts of a named executive officer’s bonuses and why he earned such bonuses.  In particular, what specific items of corporate performance are taken into account in determining such bonuses and how did the individual performances of the named executive officers contribute to your corporate performance.  See Item 402(b)(2)(v) and (vii).

Also, please analyze in more detail how the compensation committee’s consideration of subjective individual performances resulted in a named executive officer’s compensation.  Please disclose all the criteria or factors the compensation committee considers that make up the subjective performance criteria.

Response:

The annual incentive bonuses awarded to Messrs. Benson and Carson are entirely discretionary. In determining the discretionary bonus relating to any fiscal year, the executive officer’s individual performance and the financial results and condition of the Company for that fiscal year are considered. The bonuses are not based on the Compensation Committee’s consideration of any specific, pre-established performance criteria or metrics.  Messrs. Benson and Carson serve as the Company’s chief financial officer and general counsel, respectively.  Accordingly, in determining whether to award a bonus and the amount of the bonus awarded, the Compensation Committee does not establish any operational performance targets of the Company or any operating segment of the Company.

For fiscal year 2008, the individual performance factors considered by the Compensation Committee for Mr. Benson, following the recommendation of the Company’s chief executive officer, included the quality of his work with respect to potential acquisitions, his analysis of tax issues related to Sections 409A and 457A of the Internal Revenue Code of 1986, as amended (the “Code”), his cooperation and input in various matters relating to the internal auditing of the divisions of the Company, his attitude and his ability to integrate a teamwork concept among the finance department and the operating divisions of the Company.  Performance factors considered by the Compensation Committee for Mr. Carson, following the recommendation of the Company’s chief executive officer, included his ability and experience in negotiating the terms and operating issues relating to acquisitions, his analysis of issues related Sections 409A, 457A and 162(m) of the Code regarding compensation of employees, the achieved cost savings to the Company as a result of his work on special projects and tax matters and his work ethic and interaction with executives of the Company and the Board of Directors.   The overall financial results and condition of the Company are also considered in determining any bonus, however, no financial targets or criteria are established for any bonus.   In the Company’s future filings, the Company will disclose in greater specificity the subjective performance factors taken into account by the Compensation Committee in determining bonuses to these executives, as well as the Compensation Committee’s consideration of the Company’s overall financial results and condition.  The Company will also clarify that the bonuses awarded to Messrs. Benson and Carson are ultimately discretionary and are not based on pre-established performance criteria or metrics.

5.                                      We note your disclosure on pages 24 through 26 regarding Mr. Rubin’s employment agreement is almost a verbatim repeat of the disclosure on pages 13 to 17.  Also, your disclosure on page 27 is almost another verbatim repeat of the disclosure on pages 18 to 19.  See instruction 3 to Item 402(b) and “Staff Observations in the

Review of Executive Compensation Disclosure.”  Please draft your disclosure so as to avoid repetition and boilerplate language.

Response:

In the Company’s future filings, we will revise the language regarding Mr. Rubin’s employment agreement and the Company’s equity compensation plans in the Compensation Discussion & Analysis to avoid repetition and boilerplate language in accordance with the Staff’s request.

Closing Information

In accordance with the Staff’s request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments, please do not hesitate to contact Crews Lott of Baker & McKenzie LLP at (214) 978-3042 or Vince Carson of the Company at (915) 225-8033.

Very truly yours,

Baker & McKenzie LLP

/s/ W. Crews Lott
W. Crews Lott